UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Pacific Coast Oil Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

694103102

(CUSIP Number)

Carson Mitchell

Shipyard Capital LP
1477 Ashford Avenue, #2006

San Juan, PR 00907

1-646-509-9519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694103102	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-4835562 SHIPYARD CAPITAL LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-4663148 SHIPYARD CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,658,766
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,658,766
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.89%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,268,651
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,268,651
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,651
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.47%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 6 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tim Eriksen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 7 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eriksen Family LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 40,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.10%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 694103102	13D	Page 8 of 11

Item 1.	Security and Issuer

This Schedule 13D relates to units of beneficial interest (the “Units”), of Pacific Coast Oil Trust (the “Issuer” or “Pacific Coast”). The address of the issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Statement is filed by:

(1) Shipyard Capital Management LLC (“Shipyard”)

(2) Cedar Creek Partners LLC (“CCP”), Eriksen Capital Management LLC (“ECM”), Eriksen Family LLC and Tim Eriksen (“Mr. Eriksen”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP, ECM, Eriksen Family LLC and Mr. Eriksen is 8695 Glendale Road, Custer, WA 98240.

(c)       The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP and Eriksen Family LLC is acquiring, holding and disposing of investments in various companies. The principal business of Eriksen Capital Management and Mr. Eriksen is investment advisory services.

(d)       No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP, ECM and Eriksen Family LLC are Washington limited liability companies.

Item 3.	Source and amount of Funds or Other Consideration

The units were acquired in open market purchases with working capital of Shipyard, CCP, ECM managed accounts, Mr. Eriksen and Eriksen Family LLC, respectively. The amount of funds expended, excluding commissions, to acquire units held by Shipyard, CCP, ECM managed accounts, Mr. Eriksen, and Eriksen Family LLC is $469,225, $889,785, $173,440, $6,400, and $12,800 respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Pacific Coast for investment purposes.

CUSIP No. 694103102	13D	Page 9 of 11

Shipyard, CCP, ECM, Mr. Eriksen, and Eriksen Family LLC believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against Pacific Coast Energy Company LP (“PCEC”), the operator of Pacific Coast Oil Trust, for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders. In addition, the Trustee has not required escrow of the assessed asset retirement obligations which we believe could subject them to potential appropriation by the owners of PCEC or be subject to any claims against PCEC. While we continue to believe the assessment was improper, we believe that the assessed funds, along with interest, should be returned to the Trust (unitholders) should the trust be liquidated and sold since asset retirement obligations transfer to any new buyer.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the “Trustee”), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing changes of the trust’s trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Since the filing of the 7th Amended 13D on May 31, 2024, no material events have occurred.

Item 5.	Interest in Securities of the Issuer

The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August 1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Shipyard Capital LP (1)	3,212,503	8.3%
Cedar Creek Partners LLC (2)	2,658,766	6.9%
Eriksen Capital Management managed accounts (3)	549,885	1.4%
Eriksen Family LLC (4)	40,000	0.1%
Tim Eriksen (5)	20,000	0.1%
Total for Shipyard, CCP, Eriksen Family LLC and Mr. Eriksen	6,481,154	16.8%

(1)	These units are owned by Shipyard, an investment partnership, for which Shipyard Capital Management LLC is General Partner and acts as the discretionary portfolio manager.
(2)	These units are owned by CCP, an investment partnership, for which Eriksen Capital Management LLC is the Managing Member, and acts as the discretionary portfolio manager.
(3)	These units are owned by separately managed accounts of Eriksen Capital Management, for which Mr. Eriksen acts as the discretionary portfolio manager.
(4)	These units are owned by Eriksen Family LLC, a family partnership, for which Mr. Eriksen is the Managing Member, and acts as the discretionary portfolio manager.
(5)	These units are owned by Tim Eriksen.

CUSIP No. 694103102	13D	Page 10 of 11

There following table sets forth all transactions with respect to the units effected by the Reporting Persons within 60 days of the filing of Amendment No. 8 to the Statement.

	Date	Shares	Buy/Sell	Price
Cedar Creek Partners	7/11/2024	37,500	Buy	0.300
Cedar Creek Partners	7/12/2024	280	Buy	0.300
Cedar Creek Partners	7/15/2024	1,000	Buy	0.300
Cedar Creek Partners	7/16/2024	21,175	Buy	0.300
Cedar Creek Partners	7/17/2024	2,000	Buy	0.300
Cedar Creek Partners	7/18/2024	3,000	Buy	0.300
Cedar Creek Partners	7/19/2024	934	Buy	0.300
ECM managed account	9/5/2024	2,277	Buy	0.310
ECM managed account	9/11/2024	5,000	Buy	0.320
ECM managed account	9/12/2024	13	Buy	0.320
ECM managed account	9/13/2024	500	Buy	0.320
ECM managed account	9/16/2024	10	Buy	0.310
ECM managed account	9/19/2024	54,855	Buy	0.320
ECM managed account	9/20/2024	41,595	Buy	0.320
ECM managed account	9/23/2024	4,000	Buy	0.320
ECM managed account	9/24/2024	191,635	Buy	0.320
ECM managed account	9/24/2024	250,000	Buy	0.310
Cedar Creek Partners	9/24/2024	250,000	Buy	0.310

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Letter to Bank of New York Mellon Trust Company

CUSIP No. 694103102	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2024

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Portfolio Manager

ERIKSEN FAMILY LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

By:	/s/ Tim Eriksen
Tim Eriksen